Filed Pursuant to Rule 424(b)(5)
                                                 Registration Nos. 333-43895
                                                                   333-43895-01
                                                                   333-43895-02
                                                                   333-43895-03

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JANUARY 15, 1998)

                                  $150,000,000

                                   (GPC LOGO)

                          SERIES C 5.50% SENIOR NOTES
                              DUE DECEMBER 1, 2005

                          ---------------------------

     This is a public offering by Georgia Power Company of $150,000,000 of 5.50% Series C Senior Notes due December 1, 2005. Interest is payable on June 1 and December 1 of each year, beginning June 1, 1999.

     The Series C Senior Notes are not redeemable prior to maturity.

     The Series C Senior Notes should be delivered on or about December 1, 1998 through the book-entry facilities of The Depository Trust Company.

                                                PER SERIES C
                                                SENIOR NOTE       TOTAL
                                                ------------   ------------
Public Offering Price.........................     99.799%     $149,698,500
Underwriting Discount.........................      0.400%     $    600,000
Proceeds to Georgia Power Company.............     99.399%     $149,098,500

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus Supplement or the attached Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          ---------------------------

LEHMAN BROTHERS                                 PRUDENTIAL SECURITIES
                                                      INCORPORATED

November 19, 1998

     You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this Prospectus Supplement or the attached Prospectus is accurate as of any date other than the date on the front cover of the document. We are not making an offer of these Series C Senior Notes in any state where the offer is not permitted.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                       PROSPECTUS SUPPLEMENT
The Company.................................................    S-3
Capitalization..............................................    S-3
Use of Proceeds.............................................    S-3
Recent Results of Operations; Recent Developments...........    S-4
Description of the Series C Senior Notes....................    S-4
Experts.....................................................    S-6
Underwriting................................................    S-8
                            PROSPECTUS
Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      2
Selected Information........................................      3
Georgia Power Company.......................................      4
The Trusts..................................................      5
Accounting Treatment........................................      5
Use of Proceeds.............................................      5
Recent Results of Operations................................      5
Description of the Senior Notes.............................      6
Description of the Junior Subordinated Notes................      9
Description of the Preferred Securities.....................     15
Description of the Guarantees...............................     15
Relationship Among the Preferred Securities, the Junior
  Subordinated Notes and the Guarantees.....................     17
Plan of Distribution........................................     19
Legal Matters...............................................     19
Experts.....................................................     20

                                  THE COMPANY

     Georgia Power Company (the "Company") is a corporation organized under the laws of the State of Georgia on June 26, 1930. The Company has its principal office at 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, telephone (404) 506-6526. The Company is a wholly owned subsidiary of The Southern Company.

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 57,200 square mile service area comprising most of the State of Georgia.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1998, and as adjusted to reflect the transactions described in note (1) below. The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing in the documents incorporated herein by reference. See also "Selected Information" in the accompanying Prospectus.

                                                               AS OF SEPTEMBER 30, 1998
                                                              --------------------------
                                                              ACTUAL     AS ADJUSTED(1)
                                                              -------   ----------------
                                                                  (MILLIONS, EXCEPT
                                                                     PERCENTAGES)
Common Stock Equity.........................................  $4,121    $4,121     53.1%
Cumulative Preferred Stock..................................      52        16      0.2
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiaries Substantially All of Whose
  Assets are Junior Subordinated Debentures or Notes(2).....     689       689      8.9
Senior Notes................................................     145       495      6.4
Other Long-Term Debt........................................   2,789     2,439     31.4
                                                              ------    ------    -----
     Total, excluding amounts due within one year of $360
      million...............................................  $7,796    $7,760    100.0%
                                                              ======    ======    =====

---------------

(1) Reflects (i) the redemption in December 1998 of $70,000,000 principal amount of First Mortgage Bonds, 7.75% Series due April 1, 2023, $117,790,000 principal amount of First Mortgage Bonds, 7.95% Series due February 1, 2023 and $150,000,000 principal amount of First Mortgage Bonds, 6.875% Series due September 1, 2002; (ii) the redemption in January 1999 of $11,995,000 principal amount of First Mortgage Bonds, 7.625% Series due March 1, 2023;
    (iii) the redemption in January 1999 of issues of preferred stock in an amount aggregating $36,407,300; (iv) the proposed issuance in November 1998 of $200,000,000 aggregate principal amount of Series B 6.60% Senior Notes due December 31, 2038 (the "Series B Senior Notes"); and (v) the issuance of the Series C Senior Notes.
(2) Substantially all of the assets of the respective Trusts are Junior Subordinated Debentures or Notes of the Company, and upon redemption of such debt, the related Preferred Securities will be mandatorily redeemable.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series C Senior Notes, together with the proceeds from the sale of the Series B Senior Notes, will be applied by the Company to redeem in December 1998 the $70,000,000 outstanding principal amount of its First Mortgage Bonds, 7.75% Series due April 1, 2023, the $117,790,000 outstanding principal amount of its First Mortgage Bonds, 7.95% Series due February 1, 2023 and the $150,000,000 outstanding principal amount of its First Mortgage Bonds, 6.875% Series due September 1, 2002, and for other general corporate purposes.

               RECENT RESULTS OF OPERATIONS; RECENT DEVELOPMENTS

     For the twelve months ended September 30, 1998, the unaudited amounts for "Operating Revenues," "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" were $4,746,000,000, $875,000,000 and $598,000,000, respectively. In the opinion of the management of the Company, the above unaudited amounts for the twelve months ended September 30, 1998 reflect all adjustments (which were only normal recurring adjustments) necessary to present fairly the results of operations for such period, subject to the effect of such adjustments, if any, as might have been required had the outcome of the uncertainty with respect to the actions of the regulators regarding the recoverability of the Company's investment in the Rocky Mountain hydroelectric project been known (see following paragraph). The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the twelve months ended September 30, 1998 were 4.67 and 4.54, respectively. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the year ended December 31, 1997 were 4.66 and 4.19, respectively.

     For information regarding the uncertainty referred to in the preceding paragraph, reference is made to "Item 1 -- Business -- Rate Matters" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and to note (N) to the condensed financial statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, each incorporated herein by reference.

     On November 18, 1998, the board of directors of the Company approved revisions to its capital budget resulting from management's annual review process. The Company now estimates that construction expenditures for 1999 and 2000 will total approximately $689,000,000 and $702,000,000, respectively, representing increases of $128,000,000 and $153,000,000, respectively, over the prior estimates. These increases are primarily attributable to 413 megawatts of combustion turbine generation now planned for service in 2000 and 360 megawatts of combined cycle generation planned for service in 2003, as well as additional expenditures for transmission improvements and environmental compliance. Reference is made to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 under "Item 1 -- Business -- Construction Programs" for a discussion of the Company's continuous construction program.

                    DESCRIPTION OF THE SERIES C SENIOR NOTES

     Set forth below is a description of the specific terms of the Series C 5.50% Senior Notes due December 1, 2005 (the "Series C Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of January 1, 1998, as supplemented (the "Senior Note Indenture"), between the Company and The Chase Manhattan Bank, as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series C Senior Notes will be issued as a series of Senior Notes under the Senior Note Indenture. The Series C Senior Notes will be limited in aggregate principal amount to $150,000,000.

     The entire principal amount of the Series C Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on December 1, 2005. The Series C Senior Notes are not subject to any sinking fund provision. The Series C Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

INTEREST

     Each Series C Senior Note shall bear interest at the rate of 5.50% per annum (the "Securities Rate") from the date of original issuance, payable semiannually in arrears on June 1 and December 1 of each year to the person in whose name such Series C Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial Interest Payment Date is June 1, 1999. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series C Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

RANKING

     The Series C Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking pari passu with all other unsecured and unsubordinated obligations of the Company. The Series C Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $2,504,000,000 outstanding at September 30, 1998. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

REDEMPTION

     The Series C Senior Notes will not be redeemable at the option of the Company prior to maturity.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series C Senior Notes. The Series C Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Series C Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series C Senior Notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Series C Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series C Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series C Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series C Senior Notes. Transfers of ownership interests in the
                                       S-5

Series C Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series C Senior Notes, except in the event that use of the book-entry system for the Series C Senior Notes is discontinued.

     DTC has no knowledge of the actual Beneficial Owners of the Series C Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series C Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the Series C Senior Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Series C Senior Notes in accordance with its procedures.

     Although voting with respect to the Series C Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series C Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series C Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series C Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series C Senior Note will not be entitled to receive physical delivery of Series C Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series C Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series C Senior Note.

     DTC may discontinue providing its services as securities depositary with respect to the Series C Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series C Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series C Senior Notes. In that event, certificates for the Series C Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                    EXPERTS

     The financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and
                                       S-6
are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. With respect to the Company's unaudited interim financial information for the periods ended March 31, 1998 and 1997, June 30, 1998 and 1997 and September 30, 1998 and 1997, included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, respectively, and incorporated by reference herein, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for review of such information. However, their separate reports thereon state that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures employed. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended (the "1933 Act"), for their reports on the unaudited interim financial information because these reports are not "reports" or "parts" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of said Act.

     Statements as to matters of law and legal conclusions in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, relating to titles to property of the Company under "Item 2 -- Properties -- Titles to Property," and relating to the Company under "Item 1 -- Business -- Regulation," "Item 1 -- Business -- Rate Matters" and "Item 1 -- Business -- Competition," have been reviewed by Troutman Sanders LLP, general counsel for the Company, and such statements are made upon the authority of such firm as experts.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below and each of the Underwriters has severally agreed to purchase from the Company the respective principal amount of Series C Senior Notes set forth opposite its name below:

                                                              PRINCIPAL AMOUNT OF
                                                                   SERIES C
                            NAME                                 SENIOR NOTES
                            ----                              -------------------
Lehman Brothers Inc.........................................     $120,000,000
Prudential Securities Incorporated..........................       30,000,000
                                                                 ------------
          Total.............................................     $150,000,000
                                                                 ============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Series C Senior Notes offered hereby if any of the Series C Senior Notes are purchased.

     The Underwriters propose to offer the Series C Senior Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession not in excess of $2.50 per Series C Senior Note. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $1.25 per Series C Senior Note to certain brokers and dealers. After the Series C Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Prior to this offering, there has been no public market for the Series C Senior Notes. The Underwriters have advised the Company that they intend to make a market in the Series C Senior Notes. The Underwriters will have no obligation to make a market in the Series C Senior Notes, however, and may cease market making activities, if commenced, at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the 1933 Act.

     The Company's expenses associated with the offer and sale of the Series C Senior Notes are estimated to be $215,000.

     In connection with this offering and in compliance with applicable law and industry practice, the Underwriters may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Series C Senior Notes at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, purchasing Series C Senior Notes to cover syndicate short positions and imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. Covering a syndicate short position means placing a bid or effecting a purchase of a security on behalf of the underwriting syndicate to reduce a short position created in connection with the offering. Imposing a penalty bid means purchasing a security in the open market to reduce the underwriting syndicate's short position or to stabilize the price of the security and in connection therewith reclaiming the amount of the selling concession from the underwriters and selling group members who sold such securities as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series C Senior Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions once commenced will not be discontinued without notice.

     Certain of the Underwriters engage in transactions with, and, from time to time, have performed services for, the Company and its affiliates in the ordinary course of business.

                                  $150,000,000

                                   (GPC LOGO)

                          SERIES C 5.50% SENIOR NOTES
                              DUE DECEMBER 1, 2005

                      ------------------------------------

                             PROSPECTUS SUPPLEMENT

                               NOVEMBER 19, 1998

                      ------------------------------------

                                LEHMAN BROTHERS

                             PRUDENTIAL SECURITIES
                                  INCORPORATED